44 Montgomery Street, Suite 2400
San Francisco, CA 94104
Telephone: 415-318-8810
www.lockelord.com

Daniel B. Eng
Direct Telephone: 415-318-8803
Direct Fax: 916-720-0317
deng@lockelord.com

October 7, 2011

Via EDGAR

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

Re:	Sooner Holdings, Inc.
Form 8-K/A
Filed August 31, 2011
Form 10-Q/A for Quarterly Period Ended March 31, 2011
Filed August 31, 2011
Form 10-Q/A for Quarterly Period Ended June 30, 2011
Filed September 6, 2011
File No. 000-18344

Dear Mr. Reynolds:

On behalf of our client Sooner Holdings, Inc. (the “Company”), we hereby respond to the Staff’s comment letter of September 13, 2011, issued in connection with the Company’s above referenced reports.

The following responses are numbered to correspond to the questions set forth in the Staff’s comment letter.  For your convenience, the Staff’s comments are indicated in italics followed by our response.

Form 8-K/A, filed July 25, 2011
Footwear, page 16

1.           We note your response to comment one of our letter dated August 15, 2011 and we partially reissue the comment.  Please revise to disclose the material terms of your agreement with Yuanfeng.  In this regard, we are unable to locate the revised disclosure referred to in your response.

John Reynolds
Securities and Exchange Commission
October 7, 2011

Response:

The Company has reviewed the Staff’s comment regarding its agreement with Yuanfeng. Under the section entitled “Marketing, Sales and Distribution” on page 13, the Company has revised the discussion to include the material terms of the contract with Yuanfeng and to be consistent with the Yuanfeng discussion appearing in the Management’s Discussion and Analysis of Financial Condition and Results of operation – Liquidity and Capital Resources section. In addition, the Company has refiled the Yuanfeng Cooperation agreement as Exhibit 10.16 to include the Appendix referred to therein, part of which the Company is seeking confidential treatment.

Forms 10-Q for Quarters Ended March 31, 2011 and June 30, 2011

2.           We reviewed your response to our prior comment five. It appears you have restated your earnings per share data for the quarters ended March 31, 2011 and June 30, 2011. As such, please revise each Form 10-Q to clearly identify the amounts as restated and provide disclosures required by FASB ASC 250-10-50-7.

3.           In connection with the restatement noted above, please file an Item 4.02 Form 8-K related to such restatement or tell us why such filing is not required.

Response:

In response to comments 2 and 3, the Company has filed Item 4.02 Forms 8-K related to the restatements and have filed amendment number 2 to Form 10-Q for the quarterly period ended March 31, 2011 and June 30, 2011 with the disclosure required by FASB ASC 250-10-50-7.

We believe the foregoing addresses all of the Staff’s comments set forth in its Comment Letter dated September 13, 2011.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Daniel B. Eng

Daniel B. Eng

John Reynolds
Securities and Exchange Commission
October 7, 2011

ACKNOWLEDGEMENT

Sooner Holdings, Inc.  (the “Company”) hereby acknowledges the following:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3.           The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: October 7, 2011	Sooner Holdings, Inc.

	By:	/s/ Huang Jin Bei
Huang Jin Bei, Chief Financial Officer